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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. One)*

YP.NET, Inc.

(Name of Issuer)

Common Stock, Par Value $.01 per share

(Title of Class of Securities)

987824109

(Cusip Number)

Ilse Cooper
Morris & Miller Ltd.
Woods Centre, Friar's Hill Road
P.O. Box 1407
St. John's, Antigua, West Indies
(268) 462-8975

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 29, 2002

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 987824109

1.	Name of Reporting Person: Morris & Miller, LTD		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Antigua and Barbuda

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 10,350,000

		8.	Shared Voting Power:

		9.	Sole Dispositive Power: 10,350,000

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 10,350,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 20.9%

14.	Type of Reporting Person (See Instructions): CO

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Item 1.	Security and Issuer
This statement relates to the shares of Common Stock, Par Value $.001 Per Share (the "Common Stock"), of YP.NET, Inc. (the "Company"), which has its principal executive offices at 4840 E. Jasmine Street, Suite 105, Mesa, Arizona 85205.

Item 2.	Identity and Background
(a) The name of the person filing this statement is Morris & Miller, Ltd.

(b) The place of its organization is Antigua and Barbuda.

(c) The principal business of Morris & Miller, Ltd. is worldwide investments.

(d) Morris & Miller Ltd.'s principal address is Woods Centre, Friar's Hill Road, P.O. Box 1407, St. John's, Antigua, West Indies.

(d) During the last five years, Morris & Miller Ltd. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Morris & Miller has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
The shares acquired in the acquisition that required this Amendment were acquired for $80,000, which came from Morris & Miller Ltd.'s working capital.

Item 4.	Purpose of Transaction
Morris & Miller Ltd. has acquired the shares for investment purposes. Morris & Miller Ltd. has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D. Depending on market conditions and other factors, Morris & Miller Ltd. may purchase additional shares of Common Stock, or may sell or dispose of all or portions of its Common Stock.

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Item 5.	Interest in Securities of the Issuer
As of the date of this Amendment, Morris & Miller Ltd. beneficially owns 10,350,000 shares of Common Stock, which represents approximately 20.9% of YP.Net, Inc.'s Common Stock. Morris & Miller has sole voting and dispositive power with respect to such shares.

There were no other transactions in the Common Stock effected by Morris & Miller since the most recent filing on Schedule 13D, other than the acquisition of 8,250,000 shares contemplated by the most recent filing on Schedule 13D pursuant to the Stock Purchase Agreement attached to such filing as Exhibit A.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Stock Purchase Agreement attached as Exhibit A to the most recent filing on Schedule 13D.

Item 7.	Material to Be Filed as Exhibits
None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company Name

Morris & Miller, Ltd.

By:	/s/ Ilse F. Cooper
Name:	Ilse Cooper, Antigua Management & Trust Ltd.
Title:	Corporate Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

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